Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

Sankyo and Exelixis Sign Joint Research Agreement

Tokyo, March 23, 2006 – DAIICHI SANKYO COMPANY, LIMITED has announced today that its subsidiary, Sankyo Co., Ltd. (President: Yasuhiro Ikegami), has entered into a joint research agreement with Exelixis, Inc. (California, U.S.A).

The two companies will collaborate in developing modulators targeting the mineralocorticoid receptor – a nuclear hormone receptor implicated in various cardiovascular diseases such as hypertension and congestive heart failure. Their goal is to develop drugs which are superior to existing aldosterone antagonists in terms of safety and effectiveness. After the joint research term, Sankyo will be responsible for all further development, regulatory, manufacturing and commercialization activities for the compounds.

Under the terms of this agreement, Sankyo will pay Exelixis an upfront payment of $20 million upon signing the agreement.

*	Please refer to the appendix for company information about Exelixis, Inc.

<Appendix>

About Exelixis

1.	President and CEO: George A. Scangos, Ph.D.

2.	Company headquarters: South San Francisco, California

3.	Sales: Approx. $76 million (2005)

4.	Target therapeutic area: Cancer and metabolic diseases, among others

5.	Web site: http://www.exelixis.com